UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2019 (Report No. 4)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Warrant Repricing and Exercise

On August 30, 2019, Safe-T Group Ltd. (the “Company”) entered into a warrant repricing and exercise letter agreement (the “Agreement”) with Anson Investments Master Fund LP (“Anson”), in the form attached hereto as Exhibit 99.1.

Pursuant to the Agreement, the exercise price of an aggregate of 100,392 warrants (the “Reprice Warrants”) shall be reduced from $1.38 to $0.9961 per American Depositary Share representing the Company’s Ordinary Shares. In consideration of the reduced exercise price, Anson has agreed to exercise in full all of its Reprice Warrants.

The Reprice Warrants, which had an exercise term of five years from issuance, were initially issued to Anson on June 5, 2019 pursuant to a Securities Purchase Agreements dated April 9, 2019, by and between the Company and Anson (the “Securities Purchase Agreement”).

Other than the change in exercise price, no other terms of the Reprice Warrants were amended.

Partial Exercise of Greenshoe

Pursuant to the Securities Purchase Agreement, Anson has a right to purchase additional debentures on the same terms as the debentures issued under the Securities Purchase Agreement until December 4, 2019 (the “Greenshoe Option”). On August 30, 2019, Anson exercised its Greenshoe Option in part, in connection with a convertible debenture in the principal amount of $400,000 (the “Greenshoe Debentures”).

The Greenshoe Debentures will have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Greenshoe Debentures are convertible at $0.9961. The conversion price of the Greenshoe Debentures will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price per share, to the price of the subsequent issuance. The greenshoe transaction is expected to close on or about September 4, 2019.

Exhibits

Attached here and incorporated herein are the following (i) Exhibit 99.1 - Warrant Repricing and Exercise Letter Agreement dated August 30, 2019, (ii) Exhibit 99.2 - Securities Purchase Agreement dated August 30, 2019, (iii) Exhibit 99.3 – Form of Debenture and (iv) Exhibit 99.4 - Registration Rights Agreement dated August 30, 2019.

Exhibit No.	Description

99.1	Warrant Repricing and Exercise Letter Agreement dated August 30, 2019.
99.2	Securities Purchase Agreement dated August 30, 2019.
99.3	Form of Debenture.
99.4	Registration Rights Agreement dated August 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

Date: August 30, 2019	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Counsel

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